F-Secure Corporation



03022562

82-5035

May 23, 2003

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
WASH. D.C. 187 SECTION
SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Jaana Sirkiä
Corporate communicator

dlw 6/12

PP. Henrietta Malmari

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE May 12, 2003

Fizzer E-mail Worm Spreading at an Alarming Rate

F-Secure is raising the alert to the highest level as Fizzer becomes one of the most widespread viruses currently in circulation.

Fizzer was first seen on Thursday, 8th of May. Since then it has been located from several countries worldwide and it continues to spread at a quick rate. The largest infections seem to be in Asia, especially in China and Hong Kong, but both Europe and USA are hit, too.

Fizzer is a Windows worm, spreading through e-mail and the Kazaa peer-to-peer file sharing program. The worm is very complex and misuses the infected computers in several ways. Fizzer will also attempt to attack several antivirus programs and try to remove them.

"This is one of the more complicated worms we've seen", comments Mikko Hypponen, Manager of Anti-Virus Research at F-Secure. "The worm is 200kB of code spaghetti, containing backdoors, code droppers, attack agents, key loggers and even a small web server!"

The Fizzer worm spreads via e-mail as an attachment. The e-mails sent by the worm vary a lot, as do the names of the attachments, but they always have extensions of .EXE, .PIF, .SCR or .COM. These e-mails are sent to both random addresses as well as to addresses found in the infected computer.

"Fizzer actually creates random e-mail addresses and targets them", explains Hypponen. "This is done by picking random names and numbers and creating addresses belonging to large services such as Hotmail - these addresses might look like BOB246@MSN.COM or JACK555@YAHOO.COM".

Fizzer tries to terminate various processes in the memory of an infected computer. This includes processes used by several antivirus products. However, the worm does not affect F-Secure Anti-Virus. "As this worm is already widespread, there must now be scores of computers in the internet without any anti-virus protection - because Fizzer has removed it", comments Hypponen.

The worm will install a backdoor in all infected systems, allowing the virus writer to control them – even to remotely look at their monitors. The infected computers can also be used to launch distributed denial-of-service attacks against any Internet-connected machines at any time.

A detailed technical description of the worm as well as screenshots are available in the

F-Secure Virus Description Database at http://www.f-secure.com/v-descs/fizzer.shtml

F-Secure Anti-Virus can detect, stop and disinfect the Fizzer worm. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com

About F-Secure Corporation

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

Mikko Hypponen, Manager, Anti-Virus Research
F-Secure Corporation
Tel. +358 9 2520 5513
Email: Mikko.Hypponen@F-Secure.com

Media contact in the USA:
F-Secure Inc.
Heather Deem,
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
Email Heather.Deem@F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®


SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
WASH. D.C. 187 SECTION

FOR RELEASE May 19, 2003

Sobig.B Worm is Spreading at an Alarming Rate

F-Secure is raising the alert to the highest level as Sobig.B infections have been reported from over 80 countries worldwide.

Sobig.B (also known as Palyh or Mankx) was first seen on Sunday, 18th of May. Since then it has been spreading at an increasing pace. Largest infections seem to be in UK and USA.

The worm spreads via e-mail attachments and Windows network shares. The e-mails sent by the worm pretend to come from support@microsoft.com and they contain the message text "All information is in the attached file".

"It's important to remember that Microsoft's support department never sends out attachments", explains Mikko Hypponen, Manager of Anti-Virus Research at F-Secure.

The worm collects e-mail addresses from various files on the infected computer and sends the infected e-mails with variable subjects, content, filenames and file sizes.

"The attachments sent by the worm are PIF executables - normal users really never send this types of files", continues Hypponen. "Corporate companies should simply filter all PIF attachments at gateway level. Home users can use their Delete buttons instead".

In addition to the e-mail spreading, Sobig.B will search for Windows machines within the infected Local Area Network and will try to copy itself to their Startup folder. This will fail unless users are sharing their Windows directories with write access - a thing that should never be done.

After spreading, Sobig.B will try to download additional code from a web pages located at Geocities.com and run it. "There's been speculation that the Sobig.A virus was used by spammers to create anonymous gateways for sending spam e-mail messages", says Hypponen. "Perhaps that was the intention with Sobig.B too". F-Secure has been in touch with various security response organizations and has received confirmation from Geocities that the pages used by the worm have been closed.

The Sobig.B worm won't spread for long. It has been programmed to stop spreading on the 31st of May, 2003 - roughly in two weeks time. It will still continue to send infected e-mails from machines that have their clock set wrong.

More information on the Sobig.B virus is available from the "Global Sobig.B Virus Information Center", available online at http://www.f-secure.com/sobig/

The page includes technical descriptions, images and real-time statistics on the worm. F-Secure is also developing a free tool, which will clean Sobig.B - infected machines. The tool will be posted to this Information Center when it has been released.

F-Secure Anti-Virus can detect, stop and disinfect the Sobig.B worm. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North Ameri-can headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licens-ing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

Mikko Hypponen, Manager, Anti-Virus Research
F-Secure Corporation
Tel. +358 9 2520 5513
Email: Mikko.Hypponen@F-Secure.com

Mikael Albrecht, Product Manager
F-Secure Corporation
Tel. +358 9 2520 5640
Email: Mikael.Albrecht@F-Secure.com

Media contact in the USA:
F-Secure Inc.
Heather Deem
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
Email Heather.Deem@F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE April 29, 2003

F-SECURE GROUP'S FINANCIAL RESULTS JANUARY 1 - MARCH 31, 2003

Moderate growth in anti-virus, continuing good growth in service subscriptions through ISPs

For the first quarter of 2003, F-Secure reported revenues of 9.1 million euros. The operating result was EUR 0.2 million negative for the first quarter (0.7 m positive in 4Q02 and 0.7m negative in 1Q02).

The anti-virus revenues continued to increase at a steady rate, by 7% from 4Q02 and by 9% from 1Q02. The number of anti-virus service subscriptions grew with an accelerating speed. The encryption business declined by 31% compared to one year ago and by 31% compared to the previous quarter.

The Security as a Service business (service subscriptions through ISPs) grew well, and the quarter was the eighth consecutive quarter of more than 20% quarter-to-quarter growth of revenues. In the first quarter service subscriptions accounted for 10% of anti-virus revenues. Growth was 146% from1Q02 to 1Q03.

The Group has the two largest ISPs in Europe offering managed security based on F-Secure solutions, Wanadoo in France and Deutsche Telekom in Germany. Deutsche Telekom initiated the first phase launch of the service during the quarter, full roll-out is expected towards the end of 2003.

Security software spending remained extremely cautious during the quarter. New license sales were weak in all other areas than anti-virus for consumers and small businesses. Especially encryption sales were affected by the investment freeze in both corporate and governmental sector, in addition to the traditional seasonal slowness of the first quarter. Maintenance and support sales remained at a moderate level.

The F-Secure Anti-Virus 2003 and F-Secure Internet Security products for the consumer/small user market were pilot launched in Scandinavia. The products received wide acclaim in the press for their ease of installation and use. For example, F-Secure Anti-Virus 2003 was nominated with the "Best in Test" award in an antivirus test conducted by the Swedish Internetworld magazine in March 2003. The same product technology is now applied with the Security as a Service customers. Key wins during the quarter included New York Metropolitan Transit Authority, Elopak and BASF. During the last five years the Group has gained 90% of all United States Government agencies as customers. After the reporting period, the Group announced new customer relations with the world's largest oil company, Saudi Aramco, and Microsoft MSN.

"We are happy that our efforts in the area of the Security as a Service concept are bringing results. Some of the largest Internet Service Providers in Europe are our customers. Furthermore, we have succeeded in developing an easy-to-use consumer product. However, the fact that major corporations and the public sector froze their investment activities affected our overall result. Growth is still our focal challenge and most important goal," says Risto Siilasmaa, President and CEO of F-Secure Corporation.

Financial reporting

A press and analyst conference will be arranged today, April 29, at 11 am Finnish time at the Group's Headquarters, Tammasaarenkatu 7, Helsinki. A conference call for international investors and analysts will be arranged at 15.00 Finnish time (14.00 CET, 1.00 pm UK time). Instructions can be found at http://www.europe.f-secure.com/investor-relations/

For full stock exchange release, please visit: http://www.Europe.F-Secure.com/investor-relations/news/

The next quarterly reports for 2003 will be published August 6 (Q2) and October 30 (Q3).

A Stock Exchange bulletin will be sent at 9 am Finnish time to the Helsinki Exchanges, a press and analyst conference will be arranged at 11 am Finnish time in Helsinki, and an international conference call will be arranged in the afternoon. Full details will be provided later on the Group's web site.

Additional information:

F-Secure Corporation
Risto Siilasmaa, President and CEO Tel.358 9 2520 5510
Taneli Virtanen, Director of Finance Tel.358 9 2520 5655

http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE April 22, 2003

F-Secure Provides Immediate Anti-Virus Support for Microsoft® Windows® Server 2003 New Server Products in Q2/2003

Helsinki, Finland, April 22th, 2003 - F-Secure Corporation (HEX: FSC) announces that it provides antivirus protection for Windows 2003 Servers. Coupled with multiple scanning engines and the industry's fastest automatic update services, F-Secure(R) Anti-Virus(TM) provides unbeatable security against viruses, malware and spyware. The award-winning software is simple to install and has ease-to-use local or centralized management. The management system also provides full visibility of security alerts, virus infections rates, antivirus database dates, product versions and host status at all times.

The following products now provide support for Windows Server 2003:

F-Secure Anti-Virus for Windows Servers 5.41. F-Secure Anti-Virus for Windows Servers provides real-time virus protection for the entire corporate network by protecting information stored on a file server. It protects the server by automatically searching for viruses in every file that is being saved or accessed from any workstation connected to the server. The new version 5.41 provides support for Microsoft Terminal Server, enabling secure, virus-free and reliable terminal connections. The product is available in Chinese, Greek, English, Finnish, French, German, Hungarian, Italian, Japanese, Korean, Spanish, and Swedish.

F-Secure Anti-Virus for MIMEsweeper 5.41. Combined with Clearswift MIMEsweeper and WEBsweeper products, F-Secure Anti-Virus for MIMEsweeper creates a complete, fully integrated solution for e-mail and web content scanning and virus protection. The new version of F-Secure Anti-Virus for MIMEsweeper offers easier installation and faster scanning as well as support for the Clearswift GIC interface. The product is available in Chinese, Greek, English, Finnish, French, German, Hungarian, Italian, Japanese, Korean, Spanish, and Swedish.

F-Secure Policy Manager Server 5.11 for Windows. With F-Secure Policy Manager your system administrator can manage all the critical security applications from antivirus protection to file and network encryption from one single console. For security monitoring, the system provides instant alerts and comprehensive reports containing information on security incidents, virus infection rates, antivirus database dates, products versions, and host statuses.

Upcoming Releases for Windows Server 2003 In the second and third quarters of 2003, F-Secure will announce Windows Server 2003 support for two additional products:

F-Secure(R) Internet Gatekeeper(TM) 6.30. In the summer of 2003, F-Secure will ship F-Secure Internet Gatekeeper, a high performance, totally automated web (HTTP) and e-mail (SMTP) virus scanning solution for the gateway level. F-Secure Internet Gatekeeper works independently of firewall and e-mail server solutions, and therefore does not affect their performance. With F-Secure Internet Gatekeeper, virus protection is always on and up-to-date. It also enables administrators to control the content that is downloaded from the web or sent and received via e-mail. Blocking movie files, sound files and other non-work related content by file type or size does not only improve security, but it also saves network bandwidth and reduces legal liability concerns. The product is simple to install and use and provides detailed monitoring, reporting and alerting services.

F-Secure Anti-Virus for Microsoft Exchange 6.20. To be released in the second quarter of 2003, F-Secure Anti-Virus for Microsoft Exchange will support the upcoming Microsoft Exchange 2003 release. F-Secure Anti-Virus for Microsoft Exchange protects Microsoft Exchange users from all types of malicious code and other undesired content. The product scans not only e-mail attachments, but it also stops viruses in documents and notes posted to public folders. Depending on an organization's needs, the product can be centrally and remotely managed with the same management system used for other F-Secure Anti-Virus products or locally with an easy-to-use interface.

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

F-Secure Corporation
Mikael Albrecht, Product Manager
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 0700
Fax. +358 9 2520 5001
Email Mikael.Albrecht@F-Secure.com

Media contact in the USA:

F-Secure Inc.
Heather Deem

675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
Email: Heather.Deem@F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE May 5, 2003

F-Secure's Security Solutions to Eesti Telefon's Customers

F-Secure Corporation (HEX: FSC), and AS Eesti Telefon, the leading Estonian Telecommunications company owned by AS Eesti Telekom (TSE:ETL/LSE:EETD), today announced that they have signed a partnership to offer managed security services to Eesti Telefon's residential and small business Internet customers.

Eesti Telefon provides high-speed and high-quality Internet services in Estonia and will launch a managed antivirus and personal firewall service, under the name Atlas Anti-Virus to its customers. While Eesti Telefon markets, sells and provides technical support for the services, F-Secure provides the security applications as well as the back-end technology to manage subscriptions, and hosts the service on behalf of Eesti Telefon.

"These automated security services with frequent transparent antivirus signature updates will make it possible for Eesti Telefon's customers to use e-mail and surf the Internet without the fear of being hacked or infected by a virus ," says Toomas Viira, head of IT Security Solutions at AS Eesti Telefon.

"Feedback from end users and service providers confirms significant market demand for automated antivirus services. This is further benefited by the simplicity of the installation and the minimised need for user input. It is important the service providers respond to the needs of the changing world and provide users with easy to use solutions for secure Internet use. We are pleased to partner with Eesti Telefon to offer industry leading up-to-date security solutions to their customers," says Juha Saksi, Director of Service Provider Solutions Unit at F-Secure Corporation.

F-Secure's security solutions as a subscription service are provided by the leading teleoperators and ISPs across Europe: Deutsche Telekom in Germany, Wanadoo in France, TeliaSonera in Sweden and Finland, Lietuvos Telekomas in Lithuania and Elisa Oyj in Finland.

About AS Eesti Telefon

AS Eesti Telefon, the largest telecommunications company in Estonia was founded in 1993. It is owned by AS Eesti Telekom and listed at the stock exchanges of Tallinn and London (TSE:ETL/LSE:EETD). Eesti Telefon provides innovative client-centered communication and IT solutions. Its Atlas brand covers a range of network services from dial-up Internet to broadband connections as well as data communication and IT

solutions suitable for small business and corporations with offices dispersed all over Estonia. Eesti Telefon quickly established itself as the market leader for Internet connections. Eesti Telefon provides voice communication to household and business customers under the et brand name. In addition to the much-frequented Hot communication center, Eesti Telefon owns the most popular domestic Internet search engine and information catalogue NETI.

About F-Secure Corporation

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

F-Secure Corporation
Mr. Kalle Korpi, Sales Manager, Service Provider Solutions
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 4123
Gsm +358 40 510 2585
Fax +358 9 2520 5012
Email: Kalle.Korpi@F-Secure.com

http://www.F-Secure.com

AS Eesti Telefon
Mr. Ain Parmas, Head of Media Relations
Tel. +372 639 7236
Gsm +37 50 12 614
Email: ain.parmas@et.ee

http://www.et.ee